Exhibit 99.1

(1) The amount reported includes 12,291,413 shares of Common Stock and
 1,384.901 shares of Redeemable Preferred Stock that are owned of record by YBR Holdings, LLC ("Holdings"), 605,769 shares of Common Stock and
 68.253 shares of Redeemable Preferred Stock that are owned of record by
 YBR Netherlands I, L.P. ("Netherlands I"), and 605,769 shares of Common
 Stock and 68.253 shares of Redeemable Preferred Stock that are owned of record by YBR Netherlands II, L.P. ("Netherlands II," and together with
 Holdings and Netherlands I, the "Apollo Funds").  Apollo Management V,
 L.P. ("Management") serves as the manager of Holdings.  Holdings is the general partner of each of Netherlands I and Netherlands II.  Apollo
 Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo
 Netherlands Partners V (A), L.P., Apollo Netherlands V (B), L.P. and
 Apollo German Partners V GmbH & Co. KG are all members of Holdings
 (collectively, the "Apollo Members").  AIF V Management, Inc. ("AIF V")
 is the general partner of Management.  Apollo Advisors V, L.P.
 ("Advisors") is the general partner of each of the Apollo Members.
 Apollo Capital Management V, Inc. ("ACM V") is the general partner of
 Advisors.  The Apollo Funds, the Apollo Members, Management, Advisors,
 AIF V and ACM V, and Messrs. Leon Black and John Hannan, the executive officers and directors of AIF V and ACM V, disclaim ownership of all shares in excess of their pecuniary interests, if any, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as
 amended, or for any other purpose.